For period ending (a) June 30, 1998
File Number (c) 811-5123



                          SUB-ITEM 77J


     Reclassification of Capital Accounts: The Fund accounts for and reports distributions to shareholders in accordance with the American Institute of Certifies Public Accountants' Statement of Position 93-2:
     Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to decrease undistributed net investment income and increase accumulated net realized loss on investment by $556,498 for foreign currency gains realized and recognized during the six months ended June 30, 1998. Net investment income, net realized gains and net assets were not affected by this change.